May 16, 2014

VIA EDGAR

Ms. Jennifer Thompson, Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	DubLi, Inc.
Item 4.01 Form 8-K
Filed May 9, 2014
SEC File No. 000-49801

Dear Ms. Thompson:

On behalf of DubLi, Inc., a Delaware corporation (the “Company”), I am responding to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to the above-referenced filing of the Company as set forth in the Staff’s letter dated May 13, 2014 (the “Letter”).  The Company is filing Amendment No. 1 to the Company’s Current Report on Form 8-K to address the comment of the Staff contained in the Letter.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any other comments or requires any additional information, kindly contact the undersigned at (561) 362-2390.

Sincerely,

/s/ Eric Nelson
Eric Nelson, Chief Financial Officer

cc:	Ms. Sondra Snyder, Division of Corporation Finance
Leslie J. Croland, Duane Morris LLP